[Letterhead of Wachtell, Lipton, Rosen & Katz]

April 23, 2009

VIA EDGAR

Norman Gholson, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549-7010

Re:	Vulcan Materials Company Form S-4 Filed March 24, 2009 File No. 333-158163

Dear Mr. Gholson:

                        Set forth below are responses of Vulcan Materials Company (the “Company”) to the comments of the Staff of the Division of Corporation Finance that were set forth in your letter dated April 14, 2009 regarding the Company’s Registration Statement on Form S-4 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we are furnishing six courtesy copies of the proposed revised form of Exhibit 5.1 marked to show changes from Exhibit 5.1 as filed with the Registration Statement on March 24, 2009.

                        The Staff’s comments, indicated in bold, are followed by responses on behalf of the Company.

Exhibit 5.1 – Legality Opinion

1.	Please obtain and file a revised or new opinion(s) of counsel to address the following comments.

           In response to the Staff’s comment, the Company will obtain and file a revised opinion of Wachtell, Lipton, Rosen & Katz (“Wachtell, Lipton”) and a revised opinion of Lowenstein Sandler PC (“Lowenstein Sandler”). Proposed forms of these opinions are attached hereto as Annexes A and B, respectively.

2.	It appears that the assumptions in clauses (a); (b); and (d) of the second paragraph must be limited in the same manner that counsel limited the assumption in clause (c) to make clear that each refers only to those than the “Company” as defined.

           In response to the Staff’s comment, Wachtell, Lipton will revise its opinion to limit the assumptions in clauses (a), (b) and (d) of the second paragraph in the same manner that Wachtell, Lipton limited the assumption in clause (c).

3.	It appears inappropriate for counsel to suggest that it is relying on written guidance from the staff or the Commission. Obtain an opinion that does not include such a suggestion.

           In response to the Staff’s comment, Wachtell, Lipton will revise its opinion to omit such a suggestion.

4.	If counsel intends to retain “qualification and comment” (d), it needs to justify it and explain its purpose in this context.

           In response to the Staff’s comment, Wachtell, Lipton will revise its opinion to omit “qualification and comment” (d).

5.	The opinion should not indicate that it is rendered to you “solely” in the penultimate paragraph.

           In response to the Staff’s comment, Wachtell, Lipton will revise the penultimate paragraph of its opinion to delete such indication.

6.	We note counsel’s statement in the same paragraph to the effect that “[i]nsofar as the opinions expressed herein relate to or are dependent upon matters governed by the laws of the State of New Jersey, we have relied upon the opinion of Lowenstein Sandler PC, dated the date hereof.” If counsel does not expand the “Relevant Laws” definition to include the laws of New Jersey, you will need to file as a separate exhibit an appropriate opinion rendered by counsel opining on those laws as well.

           In response to the Staff’s comment, the Company will file the opinion of Lowenstein Sandler as Exhibit 5.2 to the Registration Statement.

* * * * * *

                        Should any members of the staff have any questions regarding the foregoing, please feel free to contact the undersigned at (212) 403-1393.

Sincerely,

/s/ Igor Kirman

Igor Kirman

cc:       Robert A. Wason IV, Esq.

Annex A

[Letterhead of Wachtell, Lipton, Rosen & Katz]

[ ], 2009 Vulcan Materials Company 1200 Urban Center Drive Birmingham, Alabama 35242

          Re: Exchange Offer For 10.125% Notes Due 2015 and 10.375% Notes due 2018

Ladies and Gentlemen:

          We have acted as special counsel to Vulcan Materials Company, a New Jersey corporation (the “Company”), in connection with the registration statement (the “Registration Statement”) on Form S-4 in form as proposed to be filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), relating to (i) the proposed offer to exchange up to $150,000,000 aggregate principal amount of the Company’s 10.125% Notes due 2015 (the “Outstanding 2015 Notes”) for an equal principal amount of the Company’s 10.125% Notes due 2015 (the “Registered 2015 Notes”) which will be registered under the Act and (ii) the proposed offer to exchange up to $250,000,000 aggregate principal amount of the Company’s 10.375% Notes due 2018 (the “Outstanding 2018 Notes,” and together with the Outstanding 2015 Notes, the “Outstanding Notes”) for an equal principal amount of the Company’s 10.375% Notes due 2018 (the “Registered 2018 Notes,” and together with the Registered 2015 Notes, the “Registered Notes”) which will be registered under the Act. The Registered Notes will be issued pursuant to the Senior Debt Indenture, dated as of December 11, 2007, as supplemented by that certain Third Supplemental Indenture, dated as of February 3, 2009 (together, the “Indenture”), between the Company and Wilmington Trust Company, as trustee (the “Trustee”).

          In connection with the opinion set forth herein, we have examined and relied on originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records, agreements, certificates of public officials and other instruments as we have deemed necessary or appropriate for the purposes of this opinion, including forms of the Registered Notes and the Indenture (the Registered Notes and the Indenture are referred to herein as the “Transaction Documents”). With respect to each of the Transaction Documents, for purposes of the opinions expressed herein we have assumed: (a) that each party to the Transaction Documents (other than the Company) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate or other power and authority to enter into the Transaction Documents and perform its obligations thereunder; (b) that the Indenture was and the Registered Notes will be duly authorized, executed and delivered by each party thereto (other than the Company); (c) that the Indenture constitutes and the Registered Notes will constitute the valid and binding obligations of each party thereto (other than the Company), enforceable against each such party in accordance with their terms; (d) that the execution and delivery of the Transaction Documents and the performance and consummation of the transactions contemplated by the Transaction Documents by each of the parties thereto (other than the Company) (1) will not violate, conflict with or result in a breach of, or require any consent under, the charters, bylaws or equivalent organizational documents of any such party and (2) will comply with applicable law and with any requirement or restriction imposed by any order, writ, judgment, injunction, decree, determination or award of any court or governmental body having jurisdiction over it or any of its assets and will not result in a default under or breach of any agreement or instrument then binding upon it; and (e) the truth, accuracy and completeness of the information, representations and warranties contained in the records, documents, instruments and certificates we have reviewed. We have also assumed that the Registered Notes will conform to the requirements of the Indenture and that each will be duly authenticated and delivered in accordance with the requirements of the Indenture.

          We have further assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of documents submitted to us as certified, facsimile, conformed, electronic or photostatic copies and the authenticity of the originals of such copies. As to all questions of fact material to this opinion, we have relied upon certificates or comparable documents, and oral and written statements and representations, of officers and representatives of the Company. We have not independently verified such information and assumptions.

          We are members of the Bar of the State of New York, and we have not considered, and we express no opinion as to, the laws of any jurisdiction other than the laws of the State of New York and the federal laws of the United States of America, in each case as in effect on the date hereof (the “Relevant Laws”). Based upon the foregoing, and subject to the qualifications set forth in this letter, we are of the opinion that when (a) the Registration Statement, as finally amended (including all necessary post-effective amendments), has become effective under the Act, (b) the Outstanding Notes have been exchanged in the manner described in the prospectus forming a part of the Registration Statement and in accordance with the provisions of the Indenture, (c) the Registered Notes, in the form included in the Indenture, have been duly authorized, executed, authenticated, issued and delivered in accordance with the terms of the Indenture, against receipt of the Outstanding Notes surrendered in exchange therefor, (d) the Indenture has remained duly qualified under the Trust Indenture Act of 1939, as amended, and (e) applicable provisions of “blue sky” laws have been complied with, the Registered Notes will constitute valid and legally binding obligations of the Company, entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms.

          The opinions expressed herein are subject to the following qualifications and comments:

(a)	Our opinions are subject to the effect of (1) bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally; (2) the application of general principles of equity (including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether enforcement is considered in proceedings at law or in equity); and (3) applicable law and public policy with respect to rights to indemnity and contribution.

(b)	The provisions of the Transaction Documents that permit any party to take action or make determinations, or to benefit from indemnities and similar undertakings of the Company, may be subject to a requirement that such action, inaction or determination by such party that may give rise to a request for payment under such an undertaking be taken or made, or not taken or made on a reasonable basis and in good faith and may also be subject to public policy and equitable limitations.

(c)	Insofar as any provisions of the Transaction Documents may provide for indemnification with respect to liabilities resulting from or based upon a party’s own negligence, recklessness or willful misconduct or violations of Federal or state securities laws or regulations, the enforceability thereof may be limited.

(d)	We express no opinion as to the effect of the laws of any jurisdiction (other than the Relevant Laws) wherein any holder of the Registered Notes may be located which limit rates of interest that may be charged or collected by such holder.

(e)	We express no opinion with respect to the lawfulness or enforceability of (1) broadly or vaguely stated waivers or waivers of rights granted by law where such waivers are against public policy or prohibited by law, (2) the enforceability of confession of judgment provisions and (3) the enforceability of provisions imposing penalties, liquidated damages or other economic remedies.

(f)	We express no opinion with respect to the lawfulness or enforceability of (1) provisions in the Transaction Documents relating to delay or omission of enforcement of rights or remedies, waivers of defenses, or waivers of benefits of any usury, appraisement, valuation, stay, extension, moratorium, redemption, statutes of limitation or other non-waivable benefits bestowed by operation of law, (2) exculpation provisions, provisions relating to releases of unmatured claims, provisions purporting to waive immaterial rights, severability provisions and provisions similar in substance and nature to those described in the foregoing clause (1) and this clause (2), all insofar as any of the foregoing are contained in the Transaction Documents.

(g)	We express no opinion as to whether a federal or state court outside of the State of New York would give effect to the choice of New York law provided for in the Transaction Documents.

          This opinion is rendered to you in connection with the registration of the offering and sale of the Registered Notes pursuant to the registration requirements of the Act. The opinions contained herein are limited to the matters expressly stated herein, and no opinion may be inferred or may be implied beyond the matters expressly stated herein. Insofar as the opinions expressed herein relate to or are dependent upon matters governed by the laws of the State of New Jersey, we have relied upon the opinion of Lowenstein Sandler PC, dated the date hereof.

          We hereby consent to the filing of copies of this opinion as an exhibit to the Registration Statement and to references to us in the prospectus forming a part of the Registration Statement under the caption “Legal Matters.” In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act and the rules and regulations thereunder. This opinion speaks as of its date, and we undertake no (and hereby disclaim any) obligation to update this opinion.

Very truly yours,

Annex B

[Letterhead of Lowenstein Sandler PC]

[ ], 2009 Vulcan Materials Company 1200 Urban Center Drive Birmingham, Alabama 35242 Ladies and Gentlemen:

We have acted as special New Jersey counsel for Vulcan Materials Company, a New Jersey corporation (the “Company”), in connection with the offer to exchange (the “Exchange”) up to $150,000,000 aggregate principal amount of the Company’s 10.125% Notes due 2015 and up to $250,000,000 aggregate principal amount of the Company’s 10.375% Notes due 2018 to be registered (collectively, the “New Notes”) under the Securities Act of 1933, as amended (the “Act”), for an equal principal amount of the Company’s outstanding 10.125% Notes due 2015 and 10.375% Notes due 2018 pursuant to that certain Registration Statement on Form S-4 filed with the Securities and Exchange Commission dated as of even date herewith (the “Registration Statement”). We have represented the Company in connection with certain transactions on matters relating to New Jersey corporate law but do not generally represent the Company nor act as the Company’s regular outside counsel.

In connection with rendering this opinion, we have examined originals or copies certified or otherwise identified to our satisfaction of only the following documents:

(a) the Registration Statement;
(b) the Senior Debt Indenture, dated as of December 11, 2007 (the “Base Indenture”), together with the Third Supplemental Indenture dated as of February 3, 2009 (together with the Base Indenture, the “Indenture”) between the Company and Wilmington Trust Company, as Trustee (the “Trustee”), relating to the New Notes;

(c) the Exchange and Registration Rights Agreement, dated as of February 3, 2009, relating to the New Notes;
(d) the Purchase Agreement, dated January 23, 2009 (the “Purchase Agreement”), relating to the notes being exchanged for the New Notes;
(e) the certificate of the Secretary of the Company dated as of even date herewith (the “Officer’s Certificate”); and
(f) the certificate of good standing relating to the Company from the New Jersey State Treasurer dated [ ], 2009.

Upon the basis of such examination and subject to each of the qualifications referred to herein, we advise you that, in our opinion under New Jersey law:

(i) The Company is a corporation duly incorporated and validly existing in good standing under the laws of the State of New Jersey, with corporate power and authority to own its properties and conduct its business as described in the Registration Statement;

(ii) The Indenture pursuant to which the New Notes are being issued has been duly authorized, executed and delivered by the Company;
(iii) The New Notes have been duly authorized by the Company;
(iv) The Exchange and the compliance by the Company with all of the provisions of the New Notes and the Indenture and the transactions therein contemplated will not result in any violation of the certificate of incorporation or by-laws of the Company; and

(v) Except where the failure to file or to obtain such authorization, approval, consent, license, order, registration, qualification or decree, individually or in the aggregate, would not prevent the Company from performing the transactions contemplated in the Registration Statement or the Indenture, would not reasonably be expected to result in a Material Adverse Effect (as such term is defined in the Purchase Agreement), or as disclosed in the Registration Statement or as required under federal or state securities or blue sky’ laws or by the Financial Industry Regulatory Agency in connection with the issuance of the New Notes, no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any New Jersey court, governmental authority or agency, is necessary or required for the due authorization, execution or delivery by the Company of the New Notes or for the performance by the Company of the transactions contemplated under the Registration Statement or the Indenture, other than such filings, authorizations, approvals, consents, licenses, orders, registrations, qualifications or decrees which have already been made, obtained or rendered, as applicable.

This opinion letter is based upon the customary practice of lawyers who regularly give, and lawyers who regularly advise opinion recipients regarding, opinions of the kind rendered in this opinion letter.

The opinions expressed herein relate only to laws which are specifically referred to in this letter and to which, in our experience, are normally applicable to transactions of the type contemplated by the Registration Statement and the Indenture. We have not undertaken any research for purposes of determining whether any parties to any agreement or any of the transactions which may occur in connection with the Registration Statement and the Indenture are subject to any law or other governmental requirement that is not generally applicable to transactions of the type provided for in the Registration Statement and the Indenture.

In rendering this opinion, we have, with your approval, relied without independent verification on (i) information obtained from public officials and officers of the Company, and (ii) factual information provided to us in the Officer’s Certificate or contained in the Registration Statement.

We have assumed without investigation that the information upon which we have relied is accurate and does not omit disclosures necessary to prevent such information from being misleading. We have assumed that the Registration Statement, the Indenture and each New Note was or (in the case of each of the New Notes) will be duly authorized, executed and delivered by each party thereto, other than the Company, and that each of the Indenture and the New Notes constitute the valid and binding obligation of each party thereto, including the Company, enforceable against each such party, including the Company, in accordance with its terms. We have also assumed that at the time thereof and at all times subsequent thereto, such executions, deliveries, performances and transactions by the Company and by each other party thereto, did not, does not now, and will not violate, result in a breach of, conflict with, or (with or without the giving of notice or the passage of time or both) entitle any party to terminate or call a default under any term of any contract, agreement, instrument, lease, license, arrangement or understanding to which the Company or any such other party is or becomes a party or to which any of them or any of their respective properties, assets or security holders are or will be subject, and none of such other parties is subject to any impediment to which contracting parties generally are not subject which should affect the opinions expressed in paragraphs (ii) and (iii) above.

In rendering the opinions set forth in paragraph (ii) above as to the execution of the Indenture by the Company, we have relied solely on the Officer’s Certificate. In rendering the opinions set forth in paragraphs (ii) above as to the delivery by the Company of the Indenture, we have assumed with your permission that (a) the laws governing such delivery are substantially similar to the laws of the State of New Jersey and (b) electronic transmission of the Indenture has been authorized by the parties to the Indenture for purposes of delivery. We have also assumed the due authentication and delivery of the New Notes by the Trustee in accordance with the requirements of the Indenture.

We have further assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of documents submitted to us as certified, facsimile, conformed, electronic or photostatic copies and the authenticity of the originals of such copies. We have assumed that (a) except for the corporation laws (but not the ‘blue sky’ laws or securities laws) of the State of New Jersey as applicable to the Company, at the time thereof and at all times subsequent thereto, the execution and delivery of the Registration Statement, the Indenture and the New Notes and of the other documents relating thereto or delivered in connection therewith, the performance thereof and of the oral agreements relating thereto, and the consummation of the transactions contemplated by any thereof, by the Company or by any other party thereto, did not or will not violate, result in a breach of, or conflict with any law, rule, regulation, order, judgment, or decree, in each case whether then or subsequently in effect; (b) at the time thereof and at all times subsequent thereto, the persons authorizing each such execution, delivery, performance and transaction for the Company or for any such other party did not violate any fiduciary or other duty owed by them; and (c) no event has taken place subsequent to any such execution, delivery, performance or transaction or will take place which would cause any such execution, delivery, performance or transaction not to comply with any such law, rule, regulation, order, judgment, decree or duty, or which would permit the Company or any such other party at any time thereafter to cancel rescind, or otherwise avoid any such execution, delivery, performance, transaction, document or oral agreement.

As to all questions of fact material to this opinion, we have not undertaken any independent investigation, and we have relied with your permission upon certificates or comparable documents, and oral and written statements and representations, of officers and representatives of the Company and have also relied on certificates of public officials. We have not conducted a search of any electronic databases or the dockets of any court, administrative or regulatory body, agency or other filing office in any jurisdiction or otherwise attempted to independently verify such information or assumptions. In rendering the opinions set forth in paragraph (i) above as to the good standing of the Company, we have relied exclusively on a recently dated certificate of a public official and our opinion in that paragraph is given solely as of the date and time of such certificate. We have not independently verified such information and assumptions.

Our advice on each legal issue addressed in this letter represents our opinion as to how that issue would be resolved were it to be considered by the highest court of the jurisdiction upon whose law our opinion on that issue is based. The manner in which any particular issue would be treated in any actual court case would depend in part on facts and circumstances particular to the case, and this letter is not intended to guarantee the outcome of any legal dispute.

This opinion is limited to the laws of the State of New Jersey as of the date of this opinion and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

This opinion has been furnished by us to the Company in our capacity as special counsel for the Company and may not be relied upon by any other person without our prior written consent, other than Wachtell, Lipton, Rosen & Katz, counsel for the Company, solely in connection with the transactions contemplated by the Registration Statement and the Indenture. In addition, without our written consent: (i) this letter may not be cited or quoted in any financial statement, prospectus, or other similar document; (ii) this letter may not be cited or quoted in any other document or communication which might encourage reliance upon this letter by any person or for any purpose excluded by the restrictions in this paragraph; and (iii) copies of this letter may not be furnished to anyone for purposes of encouraging such reliance.

We hereby consent to the filing of copies of this opinion as an exhibit to the Registration Statement and to references to us in the prospectus forming a part of the Registration Statement under the caption “Legal Matters.” In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act and the rules and regulations thereunder. We disclaim any obligation to advise you of any developments in matters covered by this opinion letter that come to our attention after the date of this opinion letter.

Very truly yours,